CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number 8-23395
September 30, 2018
With Report of Independent Registered Public Accounting Firm

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2018

Contents

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of TD Ameritrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2018 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

November 16, 2018

A member firm of Ernst & Young Global Limited

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition
(In Millions, Except Share Amounts)

September 30, 2018

Assets

Cash and cash equivalents	$	345
Receivable from affiliated clearing broker-dealer		83
Receivable from affiliates		4
Other receivables		44
Securities owned, at fair value		104
Property and equipment at cost, net		44
Goodwill		4,091
Acquired intangible assets, net		1,181
Other assets		14
Total assets	$	5,910

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued liabilities	$	189
Payable to affiliates		58
Deferred income taxes, net		161
Total liabilities		408

Stockholder's equity:

Common stock, no par value, 200 shares authorized, issued and outstanding		—
Additional paid-in-capital		5,432
Retained earnings		70
Total stockholder's equity		5,502
Total liabilities and stockholder's equity	$	5,910

See accompanying notes.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Consolidated Statement of Financial Condition
September 30, 2018

1. Organization and Nature of Operations

The Consolidated Statement of Financial Condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, the "Company"). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). On February 26, 2018, TDAOH contributed net assets to the Company in connection with the transfer of the introducing broker-dealer business of Scottrade, Inc. ("STI"), an indirect wholly owned subsidiary of the Parent. On March 29, 2018, Investools Inc., an indirect wholly owned subsidiary of the Parent, was merged with and into the Company. The Company evaluated subsequent events through November 16, 2018, the date on which the Consolidated Statement of Financial Condition was available to be issued.

The Company is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA.

The Company clears its client securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. ("TDAC"), an indirect wholly owned subsidiary of the Parent.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded on a trade-date basis and carried at fair value.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful service lives of the depreciable property and equipment, which range from three to seven years. Leasehold

improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on an annual basis and more frequently as events occur or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In performing the impairment tests, the Company utilizes a combination of the market and income valuation methodologies. For the market approach, the Company applies a market multiple, which is determined by comparison of the Company to other similar public companies. For the income approach, the Company uses the discounted cash flow methodology. No impairment charges have resulted from the annual impairment test.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from two to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and finite-lived acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If based on that review, changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Company also evaluates the remaining useful lives of intangible assets to determine if events or trends warrant a revision to the remaining period of amortization.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The tax provision is computed in accordance with a tax sharing agreement with the Parent that is primarily based on a separate company method of reporting. Deferred tax assets and liabilities are determined based on the differences between the Consolidated Statement of Financial Condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Adopted Accounting Pronouncements

ASU 2018-05 – In March 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-05, *Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118.* ASU 2018-05 amends Accounting Standards Codification ("ASC") 740, *Income Taxes*, to provide guidance on accounting for the tax effects of the Tax Cuts and Jobs Act (the "Act") pursuant to Staff Accounting Bulletin No. 118, which allows entities to complete the accounting under ASC 740 within a one-year measurement period from the Act's enactment date. This ASU was effective upon issuance. For additional information regarding the Company's accounting for the tax effects of the Act under this guidance, see Note 5, Income Taxes.

ASU 2016-09 – In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting.* The guidance in ASU 2016-09 simplified several aspects of the accounting for share-based payment transactions, including: (1) recognize all excess tax benefits and tax deficiencies as income tax expense or benefit in the statement of income; (2) treat tax effects of exercised or vested awards as discrete items in the period in which they occur; (3) recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period; (4) classify excess tax benefits with other income tax cash flows as an operating activity; (5) an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; (6) the threshold to qualify for equity classification will permit withholding up to the maximum statutory rates in the applicable jurisdictions; and (7) classify cash paid by an employer when directly withholding shares for tax withholding purposes as a financing activity in the statement of cash flows. The Company adopted the amended accounting guidance as of October 1, 2017. The adoption of ASU 2016-09 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Recently Issued Accounting Pronouncements

ASU 2018-13 – In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, *Fair Value Measurement*, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company's fiscal year beginning October 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. Since this update is intended to modify disclosures, the adoption of ASU 2018-13 is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

ASU 2017-04 – In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment,* which is intended to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the amendments in this ASU, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an

impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When measuring the goodwill impairment loss, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered, if applicable. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative test is necessary. ASU 2017-04 should be applied prospectively and will be effective for the Company's fiscal year beginning October 1, 2020, with early adoption permitted. The Company does not expect this ASU to have a material impact on its Consolidated Statement of Financial Condition.

ASU 2016-16 – In October 2016, the FASB issued ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory.* This ASU will amend the guidance in ASC Topic 740, *Income Taxes.* The amendments in this ASU are intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when the asset is sold to a third party. ASU 2016-16 requires modified retrospective adoption and became effective for the Company's fiscal year beginning October 1, 2018. The adoption of ASU 2016-16 did not have an impact on the Company's Consolidated Statement of Financial Condition.

ASU 2016-13 – In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 will be effective for the Company's fiscal year beginning October 1, 2020, using a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on its Consolidated Statement of Financial Condition.

ASU 2016-02 – In February 2016, the FASB issued ASU 2016-02, *Leases.* This ASU will supersede the guidance in ASC Topic 840, *Leases.* Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial condition. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. Subsequent to issuing ASU 2016-02, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-02 and providing an additional (optional) transition method with which to adopt the new leases standard. The subsequently issued ASUs have the same effective date and transition

requirements as ASU 2016-02. Under ASU 2016-02, an entity may apply the amendments by using one of the following two methods: (1) recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach or (2) apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 will be effective for the Company's fiscal year beginning October 1, 2019, with early adoption permitted. The Company has not selected a transition method and is currently assessing the impact of this ASU. Upon adoption of ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities for its operating leases, with initial measurement as defined by the ASU, in its Consolidated Statement of Financial Condition.

ASU 2014-09 – In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company adopted the revenue recognition standard as of October 1, 2018 using the modified retrospective method of adoption. This adoption is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. However, the Company is evaluating gross versus net reporting for certain revenue arrangements. As such, the Company's implementation work is now substantially complete and the additional disclosure requirements will be reflected in fiscal year 2019.

3. Property and Equipment

Property and equipment consists of the following as of September 30, 2018 (dollars in millions):

Leasehold improvements	$	89
Computer equipment		10
Other equipment, furniture and fixtures		23
		122
Less accumulated depreciation and amortization		(78)
Property and equipment at cost, net	$	44

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2018 (dollars in millions):

	Goodwill		Acquired Intangible Assets, Net	
Balance as of September 30, 2017	$ 2,297	$	349	
Contribution of STI's introducing broker-dealer business from TDAOH (*Note 10*)	1,759		938	
Goodwill received in merger with Investools Inc. (*Note 10*)	35		—	
Amortization of acquired intangible assets	—		(106)	
Balance as of September 30, 2018	$ 4,091	$	1,181	

Acquired finite-lived intangible assets consist of the following as of September 30, 2018 (dollars in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Client relationships	$ 2,074	$	(896)	$	1,178	
Trade name	7		(4)		3	
	$ 2,081	$	(900)	$	1,181	

5. Income Taxes

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35% to 21%. The Company remeasured deferred income tax asset and liability balances as of the date of the Act's enactment based on the income tax rates at which they are expected to reverse in the future. During fiscal year 2018, the Company recorded a net favorable adjustment of $91 million to its net deferred tax liability balance related to the remeasurement of the Company's deferred income tax balances as it pertains to the Act. As of

September 30, 2018, the Company has completed its accounting for the tax effects of the Act. As of September 30, 2018, temporary differences between the Consolidated Statement of Financial Condition carrying amounts and tax bases of assets and liabilities arise primarily from goodwill, acquired intangible assets, certain accrued liabilities, stock-based compensation, and the federal impact of state uncertain tax positions.

Deferred income taxes consist of the following as of September 30, 2018 (dollars in millions):

Deferred tax liabilities	$	(209)
Deferred tax assets		48
Net deferred tax liabilities	$	(161)

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The Company's federal claims for refund for tax years 2012 through 2014 are being examined by the Internal Revenue Service. The federal returns for 2015 through 2017 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2018, could decrease by up to $4 million ($3 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2018, accrued interest and penalties related to unrecognized tax benefits was $2 million, which is included in accounts payable and accrued liabilities on the Consolidated Statement of Financial Condition.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act"), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

The Company computes net capital under the alternative method as permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than (a) 5% of aggregate debit balances or (b) 120% of its minimum dollar requirement.

As of September 30, 2018, the Company's net capital was $181 million, which exceeded the $250,000 required net capital by $181 million.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows (dollars in millions):

Fiscal Year	Minimum Lease Payments
2019	$ 44
2020	36
2021	31
2022	24
2023	20
Thereafter (to 2033)	77
Total	$ 232

A majority of the leases for the Company's branch offices contain provisions for renewal at the Company's option.

Borrowing Arrangements

Parent Credit Agreement — The Parent entered into an amended and restated credit agreement with the Company during fiscal 2017, which will terminate on March 1, 2022. Under this agreement, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility.

The applicable interest rate is calculated as a per annum rate equal to, at the option of the Company, (a) LIBOR plus an interest rate margin ("Eurodollar loans") or (b) the federal funds effective rate plus an interest rate margin ("Federal Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.25% for both Eurodollar loans and Federal Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2018, the interest rate margin would have been 1.00% for both Eurodollar loans and Federal Funds Rate loans, each determined by reference to the Parent's public debt ratings. Loans under the uncommitted facility must be repaid with interest on or before the termination date. There were no borrowings outstanding under the Parent credit agreement as of September 30, 2018.

Legal and Regulatory Matters

Order Routing Matters — In 2014, five putative class action complaints were filed regarding the Company's routing of client orders. Four of the five cases were dismissed and the United States Court of Appeals, 8th Circuit, affirmed the dismissals in those cases that were appealed. The one remaining case is *Roderick Ford* (replacing *Gerald Klein) v. TD Ameritrade Holding Corporation, et al.*, Case No. 8:14CV396 (U.S. District Court, District of Nebraska). Plaintiff alleges that, when routing client orders to various market centers, defendants did not seek best execution, and instead routed clients' orders to market venues that pay the Company the most money for order flow. Plaintiff alleges that defendants made misrepresentations and omissions regarding the Company's order routing practices. The complaint asserts claims of violations of Section 10(b) and 20 of the Exchange Act and SEC Rule 10b-5. The complaint seeks damages, injunctive relief, and other relief. Plaintiff filed a motion for class certification, which defendants opposed. On July 12, 2018, the Magistrate Judge issued findings and a recommendation that plaintiffs' motion for class certification be denied. Plaintiff filed objections to the Magistrate Judge's findings and recommendation, which defendants opposed. On September 14, 2018, the District Judge sustained plaintiff's objections, rejected the Magistrate Judge's recommendation and granted plaintiff's motion for class certification. On September 28, 2018, defendants filed a petition requesting that the U.S. Court of Appeals, 8th Circuit, grant an immediate appeal of the District Court's class certification decision. The Securities Industry and Financial Markets Association and the U.S. Chamber of Commerce filed *amicus curiae* briefs in support of the petition together with motions for permission to file the briefs. On October 9, 2018, plaintiff filed an opposition to the petition. The Company intends to vigorously defend against this lawsuit and is unable to predict the outcome or the timing of the ultimate resolution of the lawsuit, or the potential loss, if any, that may result.

Certain regulatory authorities are conducting examinations and investigations regarding the routing of client orders. The Company has received requests for documents and information from the regulatory authorities. The Company is cooperating with the requests.

Aequitas Securities Litigation — An amended putative class action complaint was filed in the U.S. District Court for the District of Oregon in *Lawrence Ciuffitelli et al. v. Deloitte & Touche LLP, EisnerAmper LLP, Sidley Austin LLP, Tonkon Torp LLP, TD Ameritrade, Inc., and Integrity Bank & Trust,* Case No. 3:16CV580, on May 19, 2016. A second amended putative class action complaint was filed on September 8, 2017, in which Duff & Phelps was added as a defendant. The putative class includes all persons who purchased securities of Aequitas Commercial Finance, LLC and its affiliates on or after June 9, 2010. Other groups of plaintiffs have filed five non-class action lawsuits in Oregon Circuit Court, Multnomah County, against these and other defendants: *Walter Wurster, et al. v. Deloitte & Touche et al.*, Case No. 16CV25920 (filed Aug. 11, 2016), *Kenneth Pommier, et al. v. Deloitte & Touche et al.,* Case No. 16CV36439 (filed Nov. 3, 2016), *Charles Ramsdell, et al. v. Deloitte & Touche et al.,* Case No. 16CV40659 (filed Dec. 2, 2016), *Charles Layton, et al. v. Deloitte & Touche et al.,* Case No. 17CV42915 (filed October 2, 2017) and *John Cavanagh, et al. v. Deloitte & Touche et al.,* Case No. 18CV09052 (filed March 7, 2018). FINRA arbitrations have also been filed against the Company. The claims in these actions include allegations that the sales of

Aequitas securities were unlawful, the defendants participated and materially aided in such sales in violation of the Oregon securities laws, and material misstatements and omissions were made. While the factual allegations differ in various respects among the cases, plaintiffs' allegations include assertions that: The Company's customers purchased more than $140 million of Aequitas securities; The Company served as custodian for Aequitas securities; recommended and referred investors to financial advisors as part of its advisor referral program for the purpose of purchasing Aequitas securities; participated in marketing the securities; recommended the securities; provided assurances to investors about the safety of the securities; and developed a market for the securities. In the *Ciuffitelli* putative class action, plaintiffs allege that more than 1,500 investors were owed more than $600 million on the Aequitas securities they purchased. On August 1, 2018, the Magistrate Judge in that case issued findings and a recommendation that defendants' motions to dismiss the pending complaint be denied with limited exceptions not applicable to the Company. The Company and other defendants filed objections to the Magistrate Judge's findings and recommendation, which plaintiffs opposed. On September 24, 2018, the District Judge issued an opinion and order adopting the Magistrate Judge's findings and recommendation. Discovery has commenced. In the five non-class action lawsuits, approximately 200 named plaintiffs collectively allege a total of approximately $125 million in losses plus other damages. In the *Wurster* and *Pommier* cases, the Court, on the Company's motion, dismissed the claims by those plaintiffs who were the Company's customers, in favor of arbitration. Discovery is ongoing. The Court in the *Wurster* and *Pommier* cases denied the Company's motion to dismiss the claims by the plaintiffs who were not the Company's customers. Plaintiffs in the *Ramsdell* case have filed a second amended complaint in which the Company is not named as a defendant. On September 24, 2018, plaintiffs in the *Cavanagh* case dismissed their claims against the Company. On July 17, 2018, plaintiffs in the *Ciuffitelli* case filed a motion for preliminary approval of an $18.5 million settlement with the defendant Tonkon Torp law firm of the claims against it in all the pending cases. On September 24, 2018, defendants filed a response requesting the Court to defer considering the plaintiffs' motion or to deny it as presented. The Company intends to vigorously defend against this litigation. The Company is unable to predict the outcome or the timing of the ultimate resolution of this litigation, or the potential losses, if any, that may result.

Other Legal and Regulatory Matters – The Company is subject to a number of other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies,* governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and

reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $155 million as of September 30, 2018. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Consolidated Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the Consolidated Statement of Financial Condition could be significantly changed at a later date upon final determinations by taxing authorities.

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. During February 2018, the public equity markets experienced a spike in volatility, including a sharp decline in the S&P 500 index. These market events had a significant impact on investments that are sensitive to volatility. During the fiscal year ended September 30, 2018, TDAC charged the Company $50 million for net unsecured losses, mostly resulting from these market events, as clients held concentrated positions in these market sensitive investments. As of September 30, 2018, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $22.5 billion. TDAC seeks to mitigate the risks associated with

client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company does not expect losses under the indemnification to be material to the Company's Consolidated Statement of Financial Condition.

See "Insured Deposit Account Agreement" in Note 10 for a description of the guarantees included in that agreement.

9. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes money market mutual funds.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Consolidated Statement of Financial Condition (continued)

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2018 (dollars in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Cash equivalents:				
Money market mutual funds	$ 344	$ —	$ —	$ 344
Securities owned:				
U.S. government debt securities	—	99	—	99
Other	—	5	—	5
Subtotal - Securities owned	—	104	—	104
Total assets at fair value	$ 344	$ 104	$ —	$ 448

There were no transfers between any levels of the fair value hierarchy during fiscal year 2018.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables, and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value. These financial instruments are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

10. Related Party Transactions

Contribution of Scottrade, Inc. Introducing Broker-Dealer Business from TDAOH

On February 26, 2018, TDAOH contributed net assets, including the related goodwill, in connection with the ultimate transfer of the introducing broker-dealer business of STI to the Company. No consideration was paid by the Company to STI in exchange for STI's introducing broker-dealer business. Both the Company and STI are indirect wholly owned subsidiaries of the Parent; therefore, the transfer of the introducing broker-dealer business to the Company was accounted for as a common control transaction at carrying values for financial reporting purposes. The Company determined that the transfer did not result in a change in reporting entity for the Company's stand-alone Consolidated Statement of Financial Condition pursuant to ASC 250, *Accounting Changes and Error Corrections*, and therefore accounted for the transfer prospectively from the date of the contribution. The following assets and liabilities were contributed in connection with the transfer of STI's introducing broker-dealer business (dollars in millions):

Goodwill	$ 1,759
Acquired intangible assets	938
Other receivables	3
Property and equipment at cost, net	1
Deferred income taxes, net	(5)
Net assets contributed	$ 2,696

Merger with Investools Inc.

On March 29, 2018, Investools Inc. merged with and into the Company. The following assets were acquired and liabilities assumed by the Company in connection with the merger (dollars in millions):

Cash	$ 1
Other receivables	1
Goodwill	35
Payable to affiliates	(14)
Net assets received in merger	$ 23

Allocated Costs from Affiliates Based on Services and Expense Allocation Agreements

The Company has system maintenance, marketing and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees and net interest from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Account Funding and Sweep Arrangement Agreements

All clients who maintain a futures and/or forex account with TD Ameritrade Futures & Forex LLC ("TDAFF"), an indirect wholly owned subsidiary of the Parent, must also maintain a securities brokerage account with the Company, which is held at TDAC. Pursuant to account funding and sweep arrangement agreements between the Company, TDAFF and TDAC, all client cash is initially deposited and held in the client's securities brokerage account, subject to transfer on a daily basis to the client's futures account if funds are required as a result of futures funding requirements. Futures funding requirements may include the transfer of cash to satisfy a margin call, pre-fund margin to establish a new position or to satisfy any deficit. Unless a client opts out, all cash remaining in the client's futures account in excess of these futures funding requirements is transferred back to the client's securities brokerage account on a daily basis. Clients have the ability to transfer funds between their securities brokerage account and their futures and/or forex account. In the event a client has an unsecured loss in their futures and/or forex accounts, the loss is transferred to TDAC, which then becomes subject to the terms of the clearing agreement between the Company and TDAC.

Transactions with The Toronto-Dominion Bank and its Affiliates

The Toronto-Dominion Bank ("TD") is an affiliate of the Parent, owning approximately 42% of the Parent's common stock as of September 30, 2018. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, and TDAC (together the "Ameritrade Companies") are party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of the Company and TDATC FDIC-insured (up to specified limits) money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the TD Depository Institutions, and TDAC acts as agent for the clients of the Company and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and had an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided

by either party, therefore the IDA agreement was automatically renewed for an additional five-year term on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate notional investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments. As of September 30, 2018, the IDA portfolio was comprised of approximately 78% fixed-rate notional investments and 22% floating-rate investments.

The IDA agreement provides that the Ameritrade Companies may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Ameritrade Companies designate that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the

type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the likelihood that the marketing fee calculation would result in a negative amount is remote. Accordingly, no contingent liability is carried on the Consolidated Statement of Financial Condition for the IDA agreement. In the event the Ameritrade Companies withdraw a notional investment prior to its maturity, the Ameritrade Companies are required to reimburse the TD Depository Institutions an amount equal to the economic replacement value of the investment, as defined in the IDA agreement. In order to mitigate the risk of potential loss due to the early withdrawal of fixed-rate notional investments, the Ameritrade Companies maintain a certain level of short-term floating-rate investments within the sweep program portfolios to meet client cash demands.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the Consolidated Statement of Financial Condition resulting from related party transactions as of September 30, 2018 (dollars in millions):

Assets

Receivable from affiliated clearing broker-dealer		$ 83
Receivable from affiliates:		
Receivable from TD and its affiliates	$ 3	
Receivable from entities related by common ownership	1	
Total		$ 4

Liabilities

Payable to affiliates:		
Payable to Parent for income taxes	$ 45	
Payable to entities related by common ownership	10	
Payable to TD and its affiliates	3	
Total		$ 58

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.